November 16, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	JWC Acquisition Corp. 12,500,000 Units Registration Statement on Form S-1 File No. 333-168798
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with JWC Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 17, 2010 at 2:00 p.m., Eastern Standard Time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: November 2, 2010

(ii)	Approximate dates of distribution: November 4, 2010 — November 17, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4

(iv)	Number of prospectuses so distributed: 2,896

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.
Very truly yours,
Citigroup Global Markets Inc.
/s/ Eric W. Wooley
Eric W. Wooley
Director